

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Terrance N. Fern
Chairman, Managing Director and Chief Executive Officer
Petsec Energy Ltd
Level 12, Alfred Street
Sydney, NSW 2000 Australia

       Re: Petsec Energy Ltd
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed May 22, 2006
               File No. 001-14101

Dear Mr. Fern:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Karl Hiller
                          Branch Chief